CM 3/22

BP 3/17

SECURI 04018240 MISSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53234 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nantucket Securities Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40950 Woodward Avenue, Suite 307
(No. and Street)

| Bloomfield Hills | MI | 48304 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Virginia Maniaci (248)723-9286
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 40950 Woodward Ave., Ste 200 | Bloomfield Hills | MI | 48304 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KQ 3/24

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Virginia Maniaci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nantucket Securities Company, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Nantucket Securities Company, LLC

Financial Statements and Supplementary Information
December 31, 2003

# Nantucket Securities Company, LLC
## Index
## December 31, 2003

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

**Report of Independent Auditors**

To the Managing Members of
Nantucket Securities Company, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in members' equity, and of cash flows present fairly, in all material respects, the financial position of Nantucket Securities Company, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As explained in Note 2, 6 and 7, the Company has extensive transactions and relationships with its members. Because of these situations it is possible that the terms of these transactions are not the same as terms that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 23, 2004

# Nantucket Securities Company, LLC
## Statement of Financial Condition
## Year Ended December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 158,609 |
| Cash with clearing broker | 100,000 |
| Commissions receivable | 7,858 |
| Consulting fees receivable | 50,000 |
| Prepaid expenses | 6,136 |
| Interest receivable | 290 |
| Receivable from affiliate | 1,750 |
| Total assets | $ 324,643 |
| **Liabilities and Members' Equity** | |
| Liabilities | |
| Accounts payable | $ 17,968 |
| Payable to affiliate | 30,094 |
| | 48,062 |
| Members' equity | |
| Member note receivable | (7,000) |
| Contributed capital | 159,750 |
| Retained earnings | 123,831 |
| | 276,581 |
| Total liabilities and members' equity | $ 324,643 |

The accompanying notes are an integral part of these financial statements.

## Nantucket Securities Company, LLC
### Statement of Income
### Year Ended December 31, 2003

| | |
|---|---|
| **Revenues** | |
| Consulting fees | $ 700,000 |
| Commissions | 209,619 |
| Interest | 7,669 |
| Total revenues | 917,288 |
| **Expenses** | |
| Commissions and fees | 125,806 |
| Occupancy | 167,190 |
| Legal and professional | 42,812 |
| General and administrative | 25,060 |
| Member compensation | 370,000 |
| Total expenses | 730,868 |
| Net income | $ 186,420 |

The accompanying notes are an integral part of these financial statements.

# Nantucket Securities Company, LLC
## Statement of Changes in Members' Equity
## Year Ended December 31, 2003

| | Member Note Receivable | Contributed Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance, January 1, 2003** | $ (8,750) | $ 159,750 | $ 186,411 | $337,411 |
| Members' contributions | 1,750 | - | - | 1,750 |
| Members' distributions | - | - | (249,000) | (249,000) |
| Net income | - | - | 186,420 | 186,420 |
| **Balance, December 31, 2003** | $ (7,000) | $ 159,750 | $ 123,831 | $276,581 |

The accompanying notes are an integral part of these financial statements.

# Nantucket Securities Company, LLC
## Statement of Cash Flows
## Year Ended December 31, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 186,420 |
| Adjustments to reconcile net income to cash provided by operating activities | |
| Decreases (increases) in operating assets | |
| Commissions receivable | 19,721 |
| Prepaid expenses | (3,766) |
| Interest receivable | (290) |
| Receivable from affiliate | (1,750) |
| Increases in operating liabilities | |
| Accounts payable | 1,363 |
| Payable to affiliates | 30,094 |
| Cash provided by operating activities | 231,792 |
| **Cash flows from financing activities** | |
| Members' distributions | (249,000) |
| Members' contribution | 1,750 |
| Cash used in financing activities | (247,250) |
| Decrease in cash | (15,458) |
| Cash and cash equivalents, beginning of year | 174,067 |
| Cash and cash equivalents, end of year | $ 158,609 |

The accompanying notes are an integral part of these financial statements.

### 1. Organization and Significant Accounting Policies

Nantucket Securities Company, LLC (the "Company"), is a registered introducing broker-dealer and a member of the National Association of Securities Dealers (the "NASD"), the Municipal Securities Rulemaking Board (the "MSRB"), and the Securities Investor Protection Corporation (the "SIPC"). The Company's primary business, as an introducing broker, is providing coordination between individual and institutional investors and clearing brokers.

Commission income and related expenses from customer securities transactions are recorded when the underlying transactions are executed. Commission income is based upon the volume of the monthly securities transactions. The Company is subject to minimum monthly clearance charges with its clearing broker irrespective of customer security transactions and commissions earned. Such minimum charges amounted to $119,830 for 2003 and are included within expenses as commissions and fees expense. Interest income is accrued as earned. Consulting fee income is based on client services and introductions to outside money managers and is calculated based on agreed upon rates between the Company and the outside money managers or their affiliates and is recognized as income when services are completed.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their carrying value, as such financial instruments, are either reported at market value, are short term in nature or bear interest at current market rates.

The Company has defined cash and cash equivalents to include money market accounts and time deposits with original maturities of 90 days or less. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 2. Related Party Transactions

The Company shares certain occupancy and other expenses with commonly owned affiliates, Nantucket Capital Management, LLC, Nantucket Multi Managers, LLC, and Nantucket PEF, LLC ("Affiliated Entities"). Monthly reimbursements are made by the Company for allocated expenses. Such expenses amounted to $167,190 for the year ended December 31, 2003.

Nantucket Capital Management, LLC ("NCM") is registered with the Securities and Exchange Commission as an investment advisor. The General Securities Principal and the Financial Operations Principal of the Company are also employees of NCM.

The Company has been retained by Nantucket Multi-Managers, LLC, as a selling agent for various Nantucket Funds which are managed by Nantucket Multi-Managers, LLC the Managing Member or General Partner.

### 3. Equity Transactions

Effective December 31, 2002, William K.M. Goldsmith, then the Sole Member of the Company, transferred a 9.65% interest in the Company to a trust for the benefit of a family member. In addition, effective December 31, 2002, an employee of NCM, contributed capital in the form of a promissory note in the amount of $8,750, which secured a 3.5% membership interest in the Company. The note bears interest at the lowest Annual Federal Rate ("AFR") necessary to avoid the imputation of interest under the Internal Revenue Code. The AFR rate as of December 31, 2002 was 3.31%. The note is payable in five equal installments plus accrued interest each December 31 and is due in full December 31, 2007.

On December 31, 2003, all members of the Company transferred their interest in the Company to holding limited liability companies which, in turn, contributed the Company along with cash from the minority interest sale to Nantucket Valenti, L.P. After these transfers, Nantucket Valenti, L.P. owns 100% of the Company.

### 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital should not exceed 15 to one (1,500%).

At December 31, 2003, the Company had net capital of $211,547 which was $206,547 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 22.719%. In addition, Bear Stearns, clearing broker for the Company, requires that the Company maintain net capital of $150,000.

From time to time, capital withdrawals are made from the Company's excess net capital. At this time, however, there are no specific withdrawals planned.

### 5. Income Taxes

The Company is a limited liability company and is excluded from federal income taxes. The Company's profits and losses are included in the Members' individual tax return. Therefore, there is no federal tax provision, tax expense, or deferred taxes on the Company's books.

### 6. Member Compensation

Pursuant to the terms of the operating agreement, the Company paid $370,000 compensation expense to Mr. Goldsmith during 2003.

## 7. Risks and Uncertainties

The Company currently derives 94% of its total revenue from three customers. The Company does not have a contract in place with any of the three customers; however, management believes the termination of any of these relationships is unlikely. A potential exists for a severe impact on the results of operations if total or partial loss of these business relationships were to occur.

Additionally, the above revenues are soft dollar payments or commissions received from outside money managers hired through a consulting arrangement on behalf of NCM clients, many of such outside money managers are also underlying money managers to the various Nantucket Funds.

The SEC is studying the use of soft dollar payments for marketing and client introductions and may eliminate them at some point in the future, resulting in a potential substantial revenue loss for the Company.

## 8. Commitments

The Company does not grant credit to its customers in the normal course of business. However, in the event that certain customers do not fulfill their obligations involving securities transactions, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations. In connection with this commitment the Company has agreed to maintain at least $150,000 of minimum net capital (as defined by the SEC's Uniform Net Capital Rule). Of this $150,000 minimum net capital, the clearing broker requires $100,000 be maintained on deposit.

## 9. Significant Events

On November 9, 1999, Mr. Goldsmith's employment with PaineWebber was terminated based on allegations that he violated certain rules of the firm and of certain regulatory agencies regarding disclosure of, and obtaining written approval for, business activities outside the firm. The outside business activities in question were based on Mr. Goldsmith's involvement in the Metamora Funds, the predecessor of the Nantucket Funds, a family of several hedge fund based fund-of-funds. An investigation of this matter by the New York Stock Exchange (the "NYSE") subsequently occurred and resulted in a censure and a bar for six months from membership, allied membership, approved person status and from employment or association in any capacity with any exchange member or member organization. The censure and bar began on June 6, 2003 and terminated at close of business on December 5, 2003.

## Nantucket Securities Company, LLC
### Computation of Net Capital Under Rule 15c3-1
### December 31, 2003

| | |
|---|---|
| Computation of net capital | |
| Total ownership equity | $ 276,581 |
| Nonallowable assets | |
| Consulting receivables | 50,000 |
| Prepaid expenses | 6,136 |
| Interest receivable | 290 |
| Receivable from affiliate | 1,750 |
| Total nonallowable assets | 58,176 |
| Net capital before haircuts on money market securities | 218,405 |
| Haircut on securities | 6,858 |
| Net capital | $ 211,547 |
| Aggregate indebtedness | |
| Items included on statement of financial condition | |
| Accounts payable | $ 48,062 |
| Total aggregate indebtedness | $ 48,062 |
| Computation of basic net capital requirement | |
| Minimum of net capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness) | $ 5,000 |
| Excess net capital | $ 206,547 |
| Percentage of aggregate indebtedness to net capital | 22.719 % |

There are no differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2003 FOCUS report, as filed.

# Nantucket Securities Company, LLC
## Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3
## December 31, 2003

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that Rule. The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

**Report of Independent Auditors on**
**Internal Control Required by SEC Rule 17a-5**

To the Managing Members' of
Nantucket Securities Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Nantucket Securities Company, LLC (the "Company") for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 23, 2004